Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258340

PROSPECTUS SUPPLEMENT NO. 3

(to prospectus dated August 10, 2021)

Up to 19,300,751 Shares of Class A Common Stock Issuable Upon the Exercise of Warrants

Up to 77,272,414 Shares of Class A Common Stock

Up to 8,014,500 Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on September 2, 2021 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed with the SEC. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 19,300,751 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (i) up to 8,014,500 shares of Class A Common Stock that are issuable upon the exercise of 8,014,500 warrants (the “private placement warrants”) issued in a private placement in connection with the initial public offering of Decarbonization Plus Acquisition Corporation (“DCRB”) and upon the conversion of a working capital loan by the Sponsor (as defined in the Prospectus) to DCRB and (ii) up to 11,286,251 shares of Class A Common Stock that are issuable upon the exercise of 11,286,251 warrants originally issued in DCRB’s initial public offering. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of (i) up to 77,272,414 shares of Class A Common Stock (including up to 5,293,958 shares of Class A Common Stock issuable upon the satisfaction of certain triggering events (as described in the Prospectus) and up to 326,048 shares of Class A Common Stock that may be issued upon exercise of the Ardour Warrants (as defined in the Prospectus)) and (ii) up to 8,014,500 private placement warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on the Nasdaq Global Select Market under the symbols “HYZN” and “HYZNW,” respectively. On September 1, 2021 the closing price of our Class A Common Stock was $9.93 and the closing price for our public warrants was $2.71.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 2, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 27, 2021

Hyzon Motors Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39632	82-2726724
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Quaker Meeting House Road
Honeoye Falls, NY	14472
(Address of principal executive offices)	(Zip Code)

(585)-484-9337

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	HYZN	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	HYZNW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 2, 2021, Hyzon Motors Inc. (“Hyzon” or the “Company”) announced that the retirement of Gary Robb as Chief Technology Officer the Company, effective close of business September 17, 2021.

On August 27, 2021, Mr. Robb and the Company entered into a Letter Agreement (the “Agreement”) concerning Mr. Robb’s retirement and separation from Hyzon. Pursuant to the Agreement, for a period of 24 months commencing on September 18, 2021 (the “Initial Consulting Period”), Mr. Robb will serve as a consultant to Hyzon. After the expiration of the Initial Consulting Period, either Hyzon or Mr. Robb may terminate Mr. Robb’s position as a consultant.

In exchange for services provided during the Initial Consulting Period, Mr. Robb will receive $20,000 per month. Subject to conditions of the Letter Agreement, the 1,772,000 stock options previously granted to Mr. Robb pursuant to his employment agreement with the Company will continue to vest annually in equal installments on April 1, 2022 through April 1, 2025. Pursuant to the Agreement and subject to approval by the Company’s board of directors (the “Board”), Mr. Robb also will be entitled to receive 250,000 restricted stock units of Hyzon, half of which will vest on or after Mr. Robb’s retirement date and half of which will vest on or after the one year anniversary of Mr. Robb’s retirement date, in each case following the Board’s approval.

During the Initial Consulting Period, Mr. Robb is precluded from (1) soliciting any Hyzon employees or customers and (2) providing Proton Exchange Membrane (“PEM”) fuel cell system development or PEM stack development and materials to an international or domestic company.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is included as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On September 2, 2021, the Company furnished a press release regarding the retirement of Mr. Robb described above in Item 5.02 of this Current Report on Form 8-K and the appointment of Shinichi Hirano, Hyzon’s Chief Engineer, Fuel Cell, to succeed to Mr. Robb as Chief Technology Officer of Hyzon. The press release is attached hereto as Exhibit 99.1 and incorporated in this Item 7.01 by reference.

The information set forth in Item 7.01 (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Letter Agreement between Hyzon Motors Inc. and Gary Robb, dated August 27, 2021

99.1	Press Release, dated September 2, 2021

104	Cover Page Interactive Data File. The cover page XBRL tags are embedded within the inline XBRL document (contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 2, 2021

HYZON MOTORS INC.

By:	/s/ Craig M. Knight
Name:	Craig M. Knight
Title:	Chief Executive Officer

Exhibit 10.1

August 27, 2021

Personal & Confidential

Gary Robb

85 East Street

Honeoye Falls, New York 14472

Dear Gary:

We are pleased to confirm that your retirement with Hyzon Motors, Inc. (“Hyzon”), and your last date of employment, becomes effective close of business September 17, 2021.

This letter describes our agreement concerning the terms of your retirement and separation from Hyzon and is referred to as the “Agreement”. We have decided to offer you additional incentives (additional stock and a consulting project) in exchange for signing this Agreement. Please read it carefully. You should also feel free to have your attorney review this document prior to signing it. Should you choose not to accept these terms, your last day of employment with Hyzon will still be September 17, 2021, and you will receive no additional benefits (as set forth below to include retaining your services as a consultant to Hyzon and restricted stock units scheduled to vest in 2022), beyond those contained in your employment agreement and accrued vacation payout.

Signing this Agreement is your acknowledgement that you have received or will receive, consideration from Hyzon, some of which you were not otherwise entitled, and you acknowledge the receipt and sufficiency of this consideration by signing the Agreement.

1.	Last Day of Employment. Your last day of active employment with Hyzon will be close of business September 17, 2021.

2.	Consideration to You:

Consulting Pay. Beginning September 18, 2021, Hyzon will pay to you on a monthly basis the sum of Twenty Thousand Dollars ($20,000.00) a month for a term of twenty-four (24) months (the “Consulting Payments”). In exchange, you agree to be retained as a consultant to answer questions or to otherwise advise Hyzon as frequently as agreeable (the “Consulting Role”). The Payments will be paid to you without regard to the frequency or volume of advising you actually perform.

After the expiration of the initial twenty-four (24) month term of Consultancy Role, either party may terminate the Consultancy Role.

Non-Compete Clause. You explicitly acknowledge and agree that during the initial 24-month term of your Consulting Role you will not provide services in the following areas (the “Areas”):

•	PEM fuel cell system development

•	PEM stack development and materials

to international or domestic companies. However, you may provide services to any company, international or domestic, that is involved in the Areas, so long as you are not directly involved in providing services in the Areas. For example, without limitation, you may provide services for a company deemed a competitor of Hyzon’s so long as your service provision is unrelated to the Areas. You also agree that prior to engaging in employment with another company engaged in the Areas during the initial 24-month Consulting Role, you will first provide written notice to Hyzon at least five (5) business days prior to commencing your employment.

During your initial Consulting Role, you will be an independent contractor receiving a Form 1099 as a consultant and you explicitly agree to abide by the Non-Compete Clause above.

Non-Solicitation Clause. You further agree not to solicit any Hyzon employees or customers to leave Hyzon during the initial 24-month Consulting Role.

Additional Stock. You shall have your One Million Seven Hundred Seventy-Two Thousand (1,772,000) stock options of Hyzon, as defined in your Employment Agreement, continue to vest pursuant to the following schedule:

•	April 1, 2020: 295,333 options vested;

•	April 1, 2021: 295,333 options vested;

•	April 1, 2022: 295,333 options to vest;

•	April 1, 2023: 295,333 options to vest;

•	April 1, 2024: 295,333 options to vest; and

•	April 1, 2025: 295,333 options to vest.

You shall also receive an additional Two Hundred Fifty Thousand (250,000) restricted stock units (RSU), as defined in the Hyzon RSU policy to which you are not otherwise entitled, RSUs will vest pursuant to the following schedule:

•	September 17, 2021: 125,000 RSU to vest; and

•	September 17, 2022: 125,000 RSU to vest.

You agree and acknowledge that this provision is subject to the following: (i) the first two (2) tranches of options are subject to the lockout agreement which runs through January 19, 2021; (ii) options remain eligible for earnout; (iii) no expiration on any options; (iv) no restrictions on options beyond vesting schedule; (v) no buyback of options by Hyzon; and (iv) any new equity you receive and the vesting provisions of the same must be subject to the approval of the Hyzon Motors Board of Directors. You and Hyzon further agree that in the event of your death, all of the above-referenced stock options and RSUs will vest immediately and be transferred to a beneficiary designated by you in writing to Hyzon, which you may revise from time-to-time.

The payment of the Consulting Payments (without regard to frequency or volume of advice provided by you to Hyzon) and provision of the additional restricted stock units are specifically acknowledged by you as consideration you would not otherwise be entitled to in the absence of this Agreement. You hereby acknowledge that payment of the Consulting Payments (without regard to frequency or volume of advice provided by you to Hyzon) by Hyzon will be made to you as partial consideration for the promises made by you in this Agreement.

You specifically acknowledge that in the event that you revoke, violate or breach this Agreement, or discontinue any promised act, among other remedies, Hyzon is entitled to: (a) cease all future Consultancy Payments under this Agreement and receive back all Consultancy Payments made from the commencement of the Consultancy Role to the time of the breach, but in no event to exceed six (6) months of Consultancy Payments; and (b) cease all scheduled RSU vesting in 2022 and receive back all said RSU’s vested in 2022. In the event that you breach this Agreement by bringing suit or filing a claim with an administrative agency, then you must, as a condition precedent, repay to Hyzon in cash all of the consideration received by you pursuant to this Agreement (exclusive of the above-referenced stock options). In any such matter, you also agree to pay all damages suffered by Hyzon, including but not limited to Hyzon ‘s attorneys’ fees.

3.

Deductions and Withholdings. Hyzon will not make any deductions or withholding from your Consulting Payments; however, you shall be solely responsible for any liability for state and federal taxes upon any Consulting Payments received.

4.

Other Payments and Benefits. Hyzon will also pay to you on or in the first payroll after September 17, 2021, all unused PTO at your current hourly rate accrued up to the time of your last date of employment, which as of August 27, 2021, is understood to be 179 hours.

You confirm and agree that, except for the payments provided for in this Agreement, you have received from Hyzon all compensation and other amounts due or accrued through the end of your last date of employment.

5.

Confidential Information and Company Property. You agree that you have never, and will not at any time after the date hereof: (i) use any business information of Hyzon, including technical material, client lists, marketing plans, and financial information (“Confidential Information”) for your own benefit or for the benefit of any other person or entity; (ii) disclose to any other person or entity any Confidential Information; (iii) other than in your consulting work for Hyzon, remove from Hyzon’s premises or make copies of any Confidential Information, in any form. You will not at any time assert any rights in or with respect to any Confidential Information.

6.	Unemployment. As further consideration for your execution of this Agreement, Hyzon agrees not to contest any application for unemployment benefits you may make.

7.

Non-Disparagement. The parties shall refrain from making any statement, including to any person now or hereafter employed by or affiliated with Hyzon whether oral or written, which disparages you, Hyzon, and/or its owners, management, employees, consultants, agents, suppliers, products or services, unless such statements are made in a legal proceeding or are required to be used by a party in its defense.

In the event Hyzon is contacted by a prospective employer regarding the details of your employment with Hyzon, Hyzon agrees to only confirm your dates of employment and the title of the position you held.

8.

No Admission. This Agreement shall not, in any way, be construed as an admission by either party that it has acted wrongfully with respect to the other party or that either party has any rights whatsoever against the other party except as specified herein.

9.

Agreement Confidential. You represent that you have kept and that you shall keep the terms and existence of this Agreement completely confidential and that you have not disclosed and will not disclose any information concerning this Agreement or its existence to anyone other than your accountant and/or attorney and/or immediate family members or as may otherwise be required by law.

10.

Release. As a material inducement to Hyzon to enter into this Agreement and in consideration for the above, you agree to forever release, acquit and discharge Hyzon and any affiliated firms, companies and their employees, representatives, attorneys, benefit plans and plan fiduciaries, partners, predecessors, successors and assigns, from and against any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses of any nature whatsoever, known or unknown, suspected or unsuspected and all claims for attorney’s fees, costs, disbursements, and expert witness fees which you now have, own or hold or claim to have, own or hold or which you owned or claimed to have, owned or held, (except for those arising after the date that this Agreement is executed) including, but not limited to those relating to or arising out of:

A.	Employment with Hyzon;

B.	Separation from employment with Hyzon;

C.	Claims relating to wages, payments, bonuses and benefits except as excluded herein;

D.

The New York Labor Laws, Human Rights Laws, the Age Discrimination in Employment Act, the Older Workers’ Benefit Protection Act, the New York State Lawful Activities Act (Section 201-d of the New York Labor Law), Title VII of the Civil Rights Act of 1964, Title IX of the Civil Rights Act of 1964, the Civil Rights Act of 1991, 42 U.S.C. §§ 1981, 1983 and 1985, the Equal Pay Act, the Employee Retirement Income Security Act of 1974, the Fair Labor Standards Act, the Occupational Safety and Health Act, the Americans with Disabilities Act, Federal Executive Order 11246 and all amendments thereto, the Family and Medical Leave Act, New York Civil Rights Law §§ 70-a and 76-a, and all regulations pertaining to all such laws;

E.	Any other federal, state and local law, rule or regulation;

F.

All tort claims and all claims of wrongful or unjust termination, defamation, misrepresentation, prima facie tort, breach of or interference with contract, promissory estoppel, intentional infliction of emotional distress or breach of any express or implied covenant of good faith and fair dealing.

G.

You represent and agree not to file a suit, charge, complaint, demand, action or otherwise assert any claims against Hyzon with respect to any matter relating to, or arising from, your employment with Hyzon or the voluntary termination of that employment.

H.

Nothing in this Agreement shall be construed to prohibit you from participating in any Equal Employment Opportunity Commission (“EEOC”) investigation or proceeding and/or from filing a charge with the EEOC or any other administrative agency, to the extent such a right is protected by law. However, you acknowledge that you shall not be entitled to any legal or equitable relief (including, but not limited to, monetary relief) from any such administrative proceeding or charge.

11.	Notice of Breach/Cure Period/Damages/Attorney’s Fees/Damages:

A.

You specifically acknowledge that, among other remedies, Hyzon is entitled to cease making future Consultancy Payments to you in the event that you revoke, violate or breach this Agreement, or discontinue any promised act.

B.

Both Hyzon and Robb agree that prior to seeking any remedy for an alleged revocation or breach of this Agreement, the party alleging a breach or violation must first provide to the alleged breaching party a written notice explaining and describing the alleged breach (the “Notice of Breach”) and allowing the alleged breaching party thirty (30) days from receipt of the Notice of Breach to cure or to otherwise remedy the alleged breach prior to the party alleging breach taking any action or availing itself of any rights or remedies.

C.

In the event that either party breaches this Agreement and seeks damages or other remedies in any forum, the prevailing party will be entitled to attorneys’ fees and costs, in addition to any monetary damages adjudicated.

D.

If you are found by a Court to have violated this Agreement, including the terms of paragraphs 5, 7, 8, 9 and 10, you will be responsible to Hyzon for all damages it sustains, including attorneys’ fees resulting from the defense of a released claim.

E.	If you breach the terms of this Agreement, Hyzon is free to cease any or all of its obligations under this Agreement.

F.

You agree to return to Hyzon all sums paid pursuant or in furtherance of this Agreement pursuant to paragraph 2, above, in the event of a breach by you of the representations, covenants or agreements contained herein. This remedy shall be in addition to and not in substitution of any and all rights or remedies which Hyzon may otherwise have against you for breach of the representations, covenants or agreements contained herein.

12.

Construction. This Agreement shall be governed and construed in accordance with the laws of the State of New York. This Agreement shall be construed accordingly to its fair meaning, the language used shall be deemed the language chosen by the parties to express their mutual intent, and no presumption or rule of strict construction will be applied against any party. Any suit brought relating to this Agreement or to your employment must be brought in the Courts of the State of New York.

13.

Knowing and Voluntary. You expressly warrant that you have read and fully understand this Agreement; that you have been advised to and have had an opportunity to consult with any attorney before signing it. You and Hyzon acknowledge that this Agreement is voluntary and that no one is making or forcing either party to enter into it.

14.

Entire Agreement. This Agreement contains the entire understanding between the parties and supersedes any and all prior understandings or agreements, oral or written, between the parties relating to the subject matter of this Agreement which are not fully expressed in this Agreement. No modification or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party sought to be charged with that modification or waiver.

15.	Partial Unenforceability. If any portion of this Agreement shall be found unenforceable, that shall not affect the enforceability of the remainder of the Agreement.

16.	Headings. The headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

17.	Time to Consider/Revoke. You shall have twenty-one (21) days to consider whether to sign this Agreement (although you may sign sooner), and seven (7) days to revoke once you do sign.

Hyzon Motors, Inc.

Date: August 27, 2021	/s/ Craig Knight
Craig Knight
CEO

Date: August 27, 2021	/s/ Gary Robb
Gary Robb
Co-Founder, Hyzon Motors, Inc.

Exhibit 99.1

Hyzon Motors Announces Retirement of Gary Robb, Chief Technology Officer; Chief Engineer Shinichi Hirano to Replace Mr. Robb as CTO

ROCHESTER, N.Y. – September 2, 2021 – Hyzon Motors Inc. (NASDAQ: HYZN) (“Hyzon” or the “Company”), a leading global supplier of zero-emission fuel cell electric heavy vehicles, today announced the retirement of Gary Robb, the Company’s Chief Technology Officer, effective September 17, 2021. Shinichi Hirano, Hyzon’s Chief Engineer, Fuel Cell, has been appointed to succeed Mr. Robb as Chief Technology Officer.

“On behalf of Hyzon, we thank Gary for his leadership and acknowledge his contributions from more than two decades developing fuel cell systems for vehicles, including his role as co-founder of Hyzon Motors, Inc. We are fortunate that Gary will continue to consult for Hyzon as we continue to build a world-class team of highly experienced personnel around the world. We wish Gary the best in this next chapter as he plans to pursue other interests,” said Craig Knight, Chief Executive Officer of Hyzon.

“As a co-founder of Hyzon I am grateful for the opportunity to make a real impact in accelerating the decarbonization of commercial transportation and I look forward to seeing all of the great things the Hyzon team will accomplish,” said Mr. Robb.

Mr. Hirano joined Hyzon in May 2021 and is a 30-year veteran of automotive fuel cell technology, bringing to Hyzon decades of experience and expertise. This includes his recent 17-year leadership tenure at Ford Motor Company, where he served as the principal research engineer and technology expert for fuel cells. While at Ford, Mr. Hirano also led the Ford-Daimler fuel cell alliance, and USCAR Fuel Cell Teams in partnership with the US Department of Energy.

Prior to his arrival at Ford in 2003, Mr. Hirano started his professional career at Mazda Motor Corporation, where he spent more than eight years leading various hydrogen and fuel cell related research projects, including the development of the Mazda Demio fuel cell vehicle.

Mr. Hirano holds 25 U.S. patents in the automotive hydrogen fuel cell and battery areas and has published 15 papers for peer-reviewed journals. He studied electrical engineering at Tokyo University of Science and continued his fuel cell catalyst and MEA research as a guest scientist at Texas A&M University’s Center for Electrochemical Systems and Hydrogen Research.

About Hyzon

Headquartered in Rochester, N.Y., with U.S. operations in the Chicago and Detroit areas, and international operations in the Netherlands, Singapore, Australia, Germany, and China, Hyzon is a leader in fuel cell electric mobility with an exclusive focus on the commercial vehicle market, and a near-term focus on back to base (captive fleet) operations. Utilizing its proven and proprietary hydrogen fuel cell technology, Hyzon aims to supply zero-emission heavy duty trucks and buses to customers in North America, Europe and around the world to mitigate emissions from diesel transportation, which is one of the single largest sources of carbon emissions globally. The Company is contributing to the escalating adoption of fuel cell electric vehicles through its demonstrated technology advantage, leading fuel cell performance and history of rapid innovation. Visit www.hyzonmotors.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Hyzon disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Hyzon cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Hyzon, including risks and uncertainties described in the “Risk Factors” section of Hyzon’s definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2021, our Registration Statement on Form S-1 filed with the SEC on July 30, 2021, and other documents filed by Hyzon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Hyzon gives no assurance that Hyzon will achieve its expectations.

Media contacts

Hyzon Motors

Caroline Curran

Hill+Knowlton Strategies

+1 256-653-5811

caroline.curran@hkstrategies.com

For investors:

Darla Rivera

Hyzon Motors Inc.

IR@HyzonMotors.com